Exhibit 12

MARSHALL & ILSLEY CORPORATION

Computation of Ratio of Earnings to Fixed Charges

($000’s)

	Years Ended December 31,
	2005		2004		2003		2002		2001
Earnings:
Earnings before income taxes, extraordinary items and cumulative effect of changes in accounting principles	$1,090,367		$944,966		$758,387		$718,592		$501,045

Fixed charges, excluding interest on deposits	463,209		281,244		267,379		301,518		321,059

Earnings including fixed charges but excluding interest on deposits	1,553,576		1,226,210		1,025,766		1,020,110		822,104

Interest on deposits	544,920		276,102		228,216		283,385		566,899

Earnings including fixed charges and interest on deposits	$2,098,496		$1,502,312		$1,253,982		$1,303,495		$1,389,003

Fixed Charges:
Interest Expense:
Short-term borrowings	$106,333		$61,256		$81,070		$150,310		$188,587
Long-term borrowings	330,144		196,440		163,348		127,343		110,842
One-third of rental expense for all operating leases (the amount deemed representative of the interest factor)	26,732		23,548		22,961		23,865		21,630

Fixed charges excluding interest on deposits	463,209		281,244		267,379		301,518		321,059
Interest on deposits	544,920		276,102		228,216		283,385		566,899

Fixed charges including interest on deposits	$1,008,129		$557,346		$495,595		$584,903		$887,958

Ratio of Earnings to Fixed Charges:

Excluding interest on deposits	3.35	x	4.36	x	3.84	x	3.38	x	2.56	x

Including interest on deposits	2.08	x	2.70	x	2.53	x	2.23	x	1.56	x